## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

# FORM 8-K

### CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **December 10, 2004**

# ALLETE, Inc.
(Exact name of Registrant as specified in its charter)

| **Minnesota** | **1-3548** | **41-0418150** |
|---|---|---|
| (State of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**30 West Superior Street**
**Duluth, Minnesota 55802-2093**
(Address of principal executive offices, including zip code)

**(218) 279-5000**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 8.01  OTHER EVENTS**

Ref. Page 38 – Twelfth Full Paragraph
Ref. Form 10-Q for the quarter ended September 30, 2004, Page 24 – Sixth and Seventh Paragraphs

ALLETE, Inc. (ALLETE or Company) sponsors a leveraged employee stock ownership plan (ESOP) as part of the Company's Retirement Savings and Stock Ownership Plan. On December 10, 2004 ALLETE received a private letter ruling from the Internal Revenue Service which allows the ESOP until May 25, 2006 to complete the sale of 3.3 million shares of ADESA, Inc. (ADESA) common stock and use the proceeds to purchase ALLETE common stock. The ESOP received the ADESA shares in connection with ALLETE's spin-off of ADESA on September 20, 2004. To date the ESOP has sold 3.0 million shares of ADESA common stock for total proceeds of $58.9 million; 2.5 million of the shares were sold directly to ADESA. This resulted in an after-tax gain of $10.1 million which will be recognized by ALLETE in the fourth quarter of 2004. Approximately 0.8 million shares of ALLETE common stock have been purchased by the ESOP to date. Under the direction of the independent trustee, $29.5 million of cash is currently available in the ESOP to purchase ALLETE shares.

The ADESA shares related to unearned ESOP shares that have not yet been allocated to participants. In accordance with the American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," unallocated ALLETE common stock currently held and purchased by the ESOP will be treated as unearned ESOP shares and not considered as outstanding for ALLETE's earnings per share computations. ESOP shares are included in earnings per share computations after they are allocated to participants.

**SAFE HARBOR STATEMENT**
**UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995**

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond ALLETE's control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement its strategic objectives;
- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Regulatory Energy Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Pubic Service Commission of Wisconsin, and various county regulators and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, present or prospective wholesale and retail competition (including but not limited to transmission costs), and zoning and permitting of land held for resale;
- unanticipated effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed in Item 7 under the heading "Factors that May Affect Future Results" beginning on page 46 of ALLETE's 2003 Form 10-K. Risk factors associated with the Automotive Services business are no longer applicable to ALLETE as that business was spun off as of September 20, 2004. Any forward-looking statement speaks only as of the date on which such statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2003 Form 10-K and in ALLETE's other reports filed with the SEC that attempt to advise interested parties of the factors that may affect ALLETE's business.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

December 13, 2004

/s/ James K. Vizanko

James K. Vizanko
Senior Vice President and Chief Financial Officer